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                            4FRONT TECHNOLOGIES, INC.
                           6300 SYRACUSE WAY, SUITE 293
                              ENGLEWOOD, CO 80111


                                       September 1, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

  Re: 4Front Technologies, Inc. Form S-3 Registration Statement No. 333-93451
      Application for Withdrawal Pursuant to Rules 477 and 478

Ladies and Gentlemen:

      Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended, 4Front Technologies, Inc. (the "Company") hereby applies for withdrawal of the registration statement on Form S-3 and all exhibits thereto filed with the Securities and Exchange Commission (the "Commission") on December 22, 1999 (File No. 333-93451), as amended by Amendment No. 1 filed with the Commission on May 4, 2000 (as amended, the "Registration Statement"). The Company has determined to request withdrawal because the Company has determined that the sale of the securities covered by the Registration Statement at this time would not be in the best interests of its stockholders. None of the securities covered by the Registration Statement have been sold.

     The Company further requests:

     1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

     2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

     In order for us to confirm the granting of such order, please fax a copy of such order to Gregg Berman, Esq., of Fulbright & Jaworski L.L.P., counsel to the Company, at (212) 318-3400. If you have any questions regarding this application for withdrawal, please contact Gregg Berman at (212) 318-3388 or Stephen H. Gray at (212) 318-3091.


                                       Very truly yours,

                                       4FRONT TECHNOLOGIES, INC.

                                       By: /s/ Mark Ellis
                                          ------------------------------
                                          Name:  Mark Ellis
                                          Title: President